Exhibit 99.1

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from Interactions
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

NICE Systems Sets New Records with Second Quarter 2008 Results

Non-GAAP highlights for second quarter 2008 include:

—	Record revenues at $155.3, up 22.2% year-over-year
—	Record gross margins at 65.5% from 63.0% in second quarter 2007
—	EPS reaches $0.39, up from $0.36
—	Continuous strong demand for NICE enterprise and security solutions
—	Company raises revenue guidance for the year

Ra’anana, Israel, August 6, 2008 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced results for the second quarter of 2008.

Second quarter 2008 non-GAAP revenue reached a record of $155.3 million, representing a 22.2% increase from $127.1 million in the second quarter of 2007.

Non-GAAP gross margin in the second quarter of 2008 reached a record 65.5%, or $101.7 million gross profit, up from 63.0%, or $80.1 million respectively, in the second quarter of 2007.

Non-GAAP operating margin in the second quarter of 2008 was 16.5%, compared with 16.8% in the second quarter 2007. Non-GAAP operating profit reached $25.7 million, up 20.2% from $21.4 million in the second quarter of 2007.

Second quarter 2008 non-GAAP net income was $24.0 million, a 21.3% increase from $19.7 million in the second quarter of 2007. Non-GAAP earnings per fully diluted share were $0.39, up from $0.36 in the second quarter of 2007.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, stock based compensation expenses as well as certain business combination accounting entries and one time settlement and related expenses.

On a GAAP basis: Second quarter 2008 revenue was $154.1 million, an increase from $126.2 million in the second quarter of 2007. Second quarter 2008 gross margin was 62.0%, up from 60.3% in the second quarter of 2007; operating loss was $0.2 million, compared with operating profit of $11.2 million, in the second quarter of 2007; and second quarter 2008 net income was $1.5 million, or $0.02 per fully diluted share, compared with net income of $11.2 million, or $0.21 per share, on a fully diluted basis, for the second quarter of 2007.

Total cash and equivalents as of June 30, 2008 were $442.4 million, with no debt.

“The demand for NICE’s solutions remains strong in our two market sectors, enterprise and security, across all regions,” said Haim Shani, Chief Executive Officer of NICE.  “We continue to execute well on our strategy of leading the market with our advanced applications solutions in the enterprise sector and of winning large-scale deals in the security sector.”

Guidance for third quarter and year 2008:

Third quarter 2008 non-GAAP revenues are expected to be in the range of $159-$163 million, and non-GAAP EPS is expected to be in the range of $0.41–$0.45 per fully diluted share.

The company is increasing its revenue guidance for year 2008; non-GAAP revenue is expected to be at $627-635 million, up from $619-634 million and non-GAAP EPS is reiterated at the range of $1.65 – $1.75 per fully diluted share.

Conference Call
NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). Participants may access the conference call by dialing US toll-free +1-888-281-1167 or +1-800-994-4498; international: +972-3-918-0609; Israel: 03-918-0609. The call will also be broadcast live on the internet via NICE’s website at www.nice.com . A telephone replay will be available for up to 72 hours, starting from three hours after the call, by dialing one of the following numbers: US Toll-free: + 1-888- 782-4291; international: + 972-3- 925-5938; Israel: 03-925-5938.

The purpose of adjustments from GAAP to non-GAAP is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

Revenue
Product	$76,299	$88,451	$149,501	$172,121
Services	49,892	65,687	92,632	126,461

Total revenue	126,191	154,138	242,133	298,582

Cost of revenue
Product	21,757	22,795	42,018	45,361
Services	28,384	35,854	55,452	69,821

Total cost of revenue	50,141	58,649	97,470	115,182

Gross Profit	76,050	95,489	144,663	183,400

Operating Expenses:
Research and development, net	13,718	19,186	26,699	38,020
Selling and marketing	27,918	37,692	55,338	73,522
General and administrative	21,345	25,155	40,543	49,571
Amortization of acquired intangible assets	1,840	3,779	3,692	6,984
Settlement and related expenses	-	9,870	-	9,870

Total operating expenses	64,821	95,682	126,272	177,967

Operating income (loss)	11,229	(193)	18,391	5,433

Financial income, net	3,435	3,828	6,686	7,504
Other income, net	57	(6)	56	(15)

Income before taxes on income	14,721	3,629	25,133	12,922
Taxes on income	3,550	2,118	5,236	3,479

Net income	$11,171	$1,511	$19,897	$9,443

Basic earnings per share	$0.22	$0.03	$0.39	$0.16

Diluted earnings per share	$0.21	$0.02	$0.37	$0.15

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	51,938	59,930	51,668	59,719
Diluted earnings per share	53,922	61,413	53,802	61,203

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

GAAP net income	$11,171	$1,511	$19,897	$9,443

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	368	399	541	1,945
Service Revenue	563	753	1,460	1,510

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	2,419	4,168	4,956	8,315
included in operating expense	1,840	3,779	3,692	6,984
included in research and development	-	315	-	536
included in general and administrative expense	-	174	-	442

Equity based compensation expense
included in cost of product	153	81	320	190
included in cost of services	572	806	1,186	1,640
included in research & development	638	1,462	1,232	3,102
included in sales & marketing	1,310	1,719	2,741	3,679
included in general & administrative	2,285	2,351	4,464	5,390

Settlement and related expenses	-	9,870	-	9,870

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation, acquired
deferred revenue and settlement expenses	(1,570)	(3,438)	(4,111)	(7,114)

Non-GAAP net income	$19,749	$23,950	$36,378	$45,932

Non-GAAP basic earnings per share	$0.38	$0.40	$0.70	$0.77

Non-GAAP diluted earnings per share	$0.36	$0.39	$0.67	$0.74

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	51,938	59,930	51,668	59,719
Non-GAAP diluted earnings per share (b)	54,398	61,892	54,189	61,749

(a) Includes compensation expenses related to the acquisitions of US$489 and US$ 978 for the quarter and year to date 2008, respectively.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2007	June 30, 2008
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,619	$154,555
Short-term investments	123,322	47,422
Trade receivables	101,977	110,795
Other receivables and prepaid expenses	20,749	24,528
Inventories	11,835	13,512
Deferred tax assets	8,258	8,721

Total current assets	382,760	359,533

LONG-TERM ASSETS:
Marketable securities	158,260	240,465
Other long-term assets	18,349	20,344
Deferred tax assets	8,739	6,979
Property and equipment, net	18,655	20,855
Other intangible assets, net	162,315	163,933
Goodwill	443,256	454,409

Total long-term assets	809,574	906,985

TOTAL ASSETS	$1,192,334	$1,266,518

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,792	$25,165
Accrued expenses and other liabilities	208,085	234,220
Deferred tax liabilities	-	294

Total current liabilities	229,877	259,679

LONG-TERM LIABILITIES:
Deferred tax liabilities	41,764	41,656
Other long-term liabilities	16,899	20,402

Total long-term liabilities	58,663	62,058

SHAREHOLDERS' EQUITY	903,794	944,781

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,192,334	$1,266,518

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

Cash flows from operating activities:

Net income	$11,171	$1,511	$19,897	$9,443
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,675	10,600	13,525	20,660
Stock based compensation	4,958	6,419	9,943	14,001
Excess tax benefit from share-based payment arrangements	(1,923)	(727)	(3,486)	(834)
Accrued severance pay, net	785	(125)	840	123
Amortization of discount (premium) and accrued interest
on marketable securities	(117)	858	(146)	1,147
Deferred taxes, net	(179)	(62)	(2,571)	(3,494)
Increase in trade receivables	(9,459)	(12,542)	(6,440)	(7,060)
Increase in other receivables and prepaid expenses	(3,987)	(1,105)	(5,629)	(2,282)
Decrease (increase) in inventories	2,813	944	5,389	(80)
Increase (decrease) in trade payables	5,771	422	(2,970)	2,135
Increase in accrued expenses and other liabilities	400	7,201	22,510	26,402
Other	(30)	427	(34)	485

Net cash provided by operating activities from continuing operations	16,878	13,821	50,828	60,646
Net cash provided by operating activities from discontinued operation	476	-	476	-

Net cash provided by operating activities	17,354	13,821	51,304	60,646

Cash flows from investing activities:

Purchase of property and equipment	(1,915)	(3,772)	(4,147)	(7,043)
Proceeds from sale of property and equipment	20	-	53	7
Investment in marketable securities	(59,495)	(43,376)	(160,731)	(134,517)
Proceeds from maturity of marketable securities	32,100	30,525	104,450	47,075
Proceeds from sale and call of held-to-maturity marketable securities	3,864	7,680	5,864	40,526
Investment in short-term bank deposits	(33)	(19)	(77)	(19)
Proceeds from short-term bank deposits	34	39,022	55	39,047
Capitalization of software development costs	(242)	(470)	(455)	(743)
Payments for acquisitions	(540)	(18,957)	(2,088)	(21,750)
Received upon the realization of investment in an affiliate	-	964	-	964

Net cash provided by (used in) investing activities	(26,207)	11,597	(57,076)	(36,453)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	4,328	9,545	11,741	12,734
Excess tax benefit from share-based payment arrangements	1,923	727	3,486	834

Net cash provided by financing activities	6,251	10,272	15,227	13,568

Effect of exchange rate changes on cash	161	(44)	151	175

Increase (decrease) in cash and cash equivalents	(2,441)	35,646	9,606	37,936
Cash and cash equivalents at beginning of period	79,412	118,909	67,365	116,619

Cash and cash equivalents at end of period	$76,971	$154,555	$76,971	$154,555